Mail Stop 3561

May 18, 2007

Mr. Donald F. Felsinger
Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

>   **RE: Sempra Energy**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
>   **Filed February 23, 2007 and May 2, 2007**
>   **File No. 1-14201**

Dear Mr. Felsinger

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report to Security Holders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 4

Comparison of Earnings, page 5

1.   We note that the comparison of earnings summarizing the major unusual factors
        affecting net income and operating income includes uncaptioned totals of adjusted
        net income and operating income. Please tell us why you believe your
        presentation of adjusted net income and operating income comply with Item
        10(e)(1)(ii)(B) of Regulation S-X, which precludes adjusting a non-GAAP
        financial performance measure to eliminate or smooth items identified as non-
        recurring, infrequent or unusual, when the nature of the charge or gain is such that
        it is reasonably likely to recur within two years or there was a similar charge or
        gain within the prior two years. In this regard, it appears to us that the majority of
        the unusual items you have identified are normal and recurring. Rather than
        demonstrating your compliance with the guidance referenced above, you might
        consider revising future filings to identify, discuss and analyze such unusual items
        and their effects on net income and operating income without presenting non-
        GAAP measures eliminating or adjusting these items. Notwithstanding the
        preceding, if you are able to demonstrate your compliance with the guidance
        referenced above please revise future filings to disclose:
        •   The manner in which management uses the measures to conduct or evaluate
            performance;
        •   The economic substance behind management's decision to use the measures;
        •   The material limitations associated with the use of the measures as compared
            to the most directly comparable GAAP measures and the manner in which
            management compensates for those limitations; and
        •   The substantive reasons why management believes the measures provide
            useful information to investors.
        Please refer to Item 10(e) of Regulation S-K and Question 8 of "Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13,
        2003 and available on our website at
        www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the "non-GAAP FAQ").

Sempra Commodities, page 13

2.   It appears that margin by geographic region and product line of Sempra
        Commodities is a non-GAAP financial measure as it differs from segment net
        income disclosed in Note 16 to the financial statements. Please tell us why you
        believe the measure is a GAAP financial measure or provide the disclosure
        required by Item 10(e) of Regulation S-K. Such disclosure should include a
        reconciliation of the differences between margin and net income of the
        commodities segment presented in accordance with GAAP, a statement disclosing
        the reasons why management believes the presentation provides useful
        information to investors and, to the extent material, a statement disclosing the
        additional purposes, if any, for which management uses the measure. Refer to
        Item 10(e) of Regulation S-K and Question 20 of the non-GAAP FAQ.

3.   Please tell us whether the information in the table of unrealized revenues for
        trading activities should reconcile to the information disclosed in the table of
        trading assets and liabilities in Note 10 on page 96. If so, tell us how to reconcile
        the information. If not, explain why.

4.   Please disclose the gross transaction volume for energy trading contracts
        physically settled. Refer to paragraph 8 of EITF 02-3.

Statements of Consolidated Income, page 45

5.   Please tell us why you report earnings from certain equity method investments
        before tax in other income and earnings from other equity method investments net
        of tax as a separate line item after income from continuing operations before
        income taxes and equity earnings (losses) of certain unconsolidated subsidiaries
        in your statements of consolidated income. In doing so, explain the
        circumstances that justify the different presentations. Refer to paragraph 19(c) of
        APB 18 and paragraph 14 of Rule 5-03(b) of Regulation S-X.

Statements of Consolidated Cash Flows, page 46

6.   Please tell us your basis for reconciling income from continuing operations, as
        opposed to net income, to net cash provided by operating activities. Please refer
        to paragraphs 28 and 29 of SFAS 95.

Note 1. Summary of Significant Accounting Policies and Other Financial Data, page 51

7.   Please disclose the types of costs classified in other cost of sales and other
        operating expenses.

Mr. Donald F. Felsinger
Sempra Energy
May 18, 2007
Page 4

8.   Please disclose your accounting policy for purchase and sales transactions in the California Power Exchange and ISO markets.

Note 3. Investments in Unconsolidated Subsidiaries, page 65

Sempra Pipeline & Storage, page 67

9.   Regarding the impairment of your investments in Sodigas Pampeana and Sodigas Sur, please tell us:
   *   how you determined the fair value of the investments and the amount of the impairment loss;
   *   the entry you made to record the impairment loss;
   *   the fair value of the investments if other than nil and the balance of translation adjustments, if any, reported in accumulated other comprehensive income; and
   *   whether or not you subsequently sold the investments and, if so, the gain or loss recognized and the items and their amounts included in the gain or loss.

Exhibits 31.1 and 31.2

10.   In future filings please revise the certifications to conform to certification set forth in Item 601(b)(31) of Regulation S-K. In that regard, replace the references to "this annual report" in paragraphs 2, 3, 4(a) and 4(b) with "this report" and add the parenthetical language that has been deleted from paragraph 4(d).

Form 10-Q for Fiscal Quarter Ended March 31, 2007

11.   Please address the comments above as applicable.

Note 7. Financial Instruments, page 17

Adoption of SFAS 157, page 19

12.   Please tell us why trading derivatives assets and liabilities and commodity trading inventories presented in the table on page 20 differ from the amounts stated in your consolidated balance sheets.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief